[FRIED, FRANK, HARRIS, SHRIVER & JACOBSON LLP LETTERHEAD]

Direct Line: (212) 859-8468
Fax: (212) 859-4000
Andrew.Barkan@friedfrank.com

August 23, 2021

VIA EDGAR

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sterling Ultimate Parent Corp.
Amendment No. 2 to Draft Registration Statement on Form S-1
Confidentially Submitted August 6, 2021
CIK No. 0001645070

Ladies and Gentlemen:

On behalf of Sterling Ultimate Parent Corp., a Delaware corporation (the “Company”), set forth below is supplemental information in response to matters discussed in our telephone conversations with the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on August 18, 2021 and August 20, 2021, relating to Amendment No. 2 to the Company’s Draft Registration Statement on Form S-1, submitted confidentially to the Commission on August 6, 2021 (the “Draft Registration Statement”). For the Staff’s reference, the Company has included the changes it proposes to make in a subsequent pre-effective amendment in Annex A and Annex B hereto. The Annexes are marked to show changes from the disclosure included in the Draft Registration Statement. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in the Draft Registration Statement.

Supplemental Information

1.	Non-GAAP Financial Measures — Technology Transformation – Project Ignite – Phase 2

In response to the Staff’s request, the Company is supplementally providing additional information on Phase 2 of Project Ignite, including the costs included within the “Technology transformation” adjustment to its non-GAAP measures presented in the Draft Registration Statement. The non-GAAP adjustments for Phase 2 are $3.1 million, $4.1 million and $3.2 million for the years ended December 31, 2019 and 2020 and the six months ended June 30, 2021, respectively.

Phase 2 of Project Ignite is decommissioning the Company’s on-premises data-centers and migrating the Company’s technological infrastructure to a managed service provider in the cloud. Prior to this investment, the Company’s corporate and production systems were operated through servers based in four data-centers, located in Washington, Virginia, Maryland and Alberta (Canada). The Company leased the space and owned the hardware and telecommunication infrastructure. As part of Phase 2, the Company made investments by closing down physical data-centers, terminating leases and decommissioning hardware and telecommunication circuits, and engineering investments in re-designing the Company’s corporate and production systems to be operated in the cloud by managed service providers Amazon and Microsoft. Therefore, costs included in this category are non-capitalizable labor costs for engineering investments made to re-design coding of production and corporate systems to operate in the cloud and non-labor costs related to decommissioning the Company’s old on-premises technological infrastructure.

The Company believes that including these Phase 2 costs as an adjustment in the calculation of its non-GAAP measures is appropriate, is helpful to investors, facilitates comparisons of the Company’s ongoing performance from period to period and is not misleading. The Company has reviewed Question 100.01 of the Staff’s Non-GAAP Compliance and Disclosure Interpretations and believes that these costs are discrete and non-recurring in nature, as they relate to a one-time restructuring and transformation of its technological infrastructure. As such, they are not normal, recurring, operating expenses necessary to operate its business. Rather, these costs were incurred for implementation of the cloud infrastructure for the business. In addition, from a client perspective, this migration to the cloud was “behind-the-scenes” and did not impact the interface of the Company’s products and services – in other words, the day-to-day client experience was not altered by the migration to the cloud-based technology platform. The Company made the one-time investment in this technology to allow for greater scalability, stability and enhanced security for the Company’s technological framework over the long-term. Accordingly, the Company’s management makes these adjustments in order to evaluate the profitability and performance of the Company’s ongoing business model on a quarterly and annual basis and believes that these Phase 2 costs are not reflective of ongoing trends in the cost of doing business. In turn, the Company believes it provides greater visibility to prospective investors by making such adjustments in the calculation of Adjusted EBITDA and its other non-GAAP measures. In addition, ongoing costs of operating in the cloud are not adjusted for in the calculation of Adjusted EBITDA or the Company’s other non-GAAP measures.

In 2019, incremental costs of non-capitalizable labor (including contractor workforce) for developing the engineering framework for “cloud-based” infrastructure are $2.7 million. Costs related to migrating the Company’s platform databases to a complete new “cloud-based” technological system, migrating servers and virtual machines to the new system, and duplicate software license costs incurred during this transition to the cloud are $0.3 million. The expense associated with closing the data-center in Washington is $0.1 million.

In 2020, incremental costs of non-capitalizable labor (including contractor workforce) are $3.5 million, including $0.3 million in severance costs, as a portion of Phase 2 ended in December 2020 and the Company right-sized the organization. Expenses associated with removing old telecommunication circuits as a result of the data-center closure in Virginia and the reduction of data-centers in Calgary and Baltimore, and duplicative costs associated with on-premise physical data-centers, hardware and storage vendors are $0.6 million.

In the six months ended June 30, 2021, incremental costs of non-capitalizable labor (including contractor workforce) are $2.4 million, and expenses associated with decommissioning redundant telecommunication circuits, duplicative costs associated with physical data-centers, hardware and storage vendors are $0.8 million.

2.	Non-GAAP Financial Measures — Presentation of Adjustments

In response to the Staff’s request, the Company has proposed an updated disclosure under the section “Non-GAAP Financial Measures” to ensure greater transparency. In particular, the Company has made the following changes to the adjustments to its non-GAAP measures:

•

The prior adjustment for “M&A, Optimization & Restructuring” has been modified as follows: (a) the adjustment has been broken into two discrete adjustments, “Transaction expenses” (for expenses related to M&A and associated earn-outs, investor management fees and IPO costs) and “Restructuring” (for restructuring-related costs including executive recruiting and severance charges, and lease termination costs and disposal of fixed assets related to real estate consolidation efforts) and (b) all costs related to fulfillment automation and optimization have been removed from the prior adjustment, resulting in the removal of $1.1 million and $1.7 million for the years ended December 31, 2019 and 2020, respectively;

•

The adjustment for “Technology transformation” has been modified to remove any costs related to Phase 1 of Project Ignite, resulting in the removal of $7.2 million and $3.2 million for the years ended December 31, 2019 and 2020, respectively, and $0.9 million for the six months ended June 30, 2021;

•

The adjustment for “Other” has been broken into three discrete adjustments: (a) “Settlements impacting comparability” for gains/losses related to non-recurring settlements impacting comparability, (b) “Loss/gain on interest swap” for the impact of losses (gains) on interest rate swaps and (c) “Other” for costs related to the COVID-19 pandemic, (gain) loss on foreign currency transactions, impairment of capitalized software and other costs outside of the ordinary course of business.

The Company has included the changes it proposes to make in a subsequent pre-effective amendment in Annex A hereto.

3.	Consolidated Financial Statements — Product and Technology Expense

In response to the Staff’s request for a description of the various expense categories within the Product and technology line item on the Consolidated Statements of Operations and Comprehensive Income (Loss), please find below a schedule showing an analysis of the items in such categories as well as the Company’s basis for excluding these costs from the Cost of revenues line item. The categories provided below are functional and reflect the manner in which the Company manages its business. In addition, the Company has separated Product and technology expense from Selling, general and administrative expense on the Consolidated Statements of Operations and Comprehensive Income (Loss)

as the Company believes this provides greater transparency for analysts and investors and provides comparability against the Company’s peers, and in particular, one of its direct competitors in the screening industry which recently conducted its initial public offering in June 2021. The Company also believes this provides insight to analysts and investors as to the period-over-period changes in Product and technology expense, which is also accompanied by a discussion in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the Draft Registration Statement.

The Company respectfully advises the Staff that all material costs which directly contribute to the generation of revenues have been properly classified as Cost of revenues. Technology-related costs included in Cost of revenues consist of on-going third-party cloud hosting costs to support our production platforms as well as third-party costs for robotics process automation used in the fulfillment process. These specific technology costs are directly related to supporting and fulfilling the screening reports that generate revenue, and therefore, are included in Cost of revenues.

			Year Ended December 31,		Six Months Ended, June 30,
Product and technology expense	Description of expense	Basis for excluding from Cost of revenues	2019	2020	2021
			(dollars in thousands)
Production Systems
Costs to develop internal-use software (Platform and product initiatives)	Personnel and contractor costs related to internal-use software development initiatives that are capital in nature. These are costs that are either in the preliminary project stage or after application development is complete and do not qualify for capitalization. These initiatives would include development of the Company’s technology platform to facilitate the launch of new screening products, improvements to the technology that support the Company’s existing screening products or to increase the functionality of the Company’s platform. Within this category would also be costs related to Project Ignite.

The Company does not believe it is appropriate to allocate these costs to Cost of revenues as they relate to either (1) when the Company is in the preliminary project stage of a project or (2) after the application development stage.

Costs incurred in the preliminary project stage (prior to the application development stage) have no tangible future benefit until the Company is in the application development stage and are not considered related to providing the screening reports that generate revenue, directly or indirectly.

Costs incurred after application development is complete (e.g., training, data migration, etc.) serve to benefit the internal operations of the Company and are similarly not considered to be related to providing the screening reports that generate revenue, directly or indirectly.

			$14,385	$16,584	$7,336

Costs to develop internal-use software (Minor features and enhancements initiatives)	Minor improvements to our platforms, to the technology that is specific to a particular screening product or internal operations that do not increase functionality or useful life of the initial development.

These costs are not deemed to be capitalizable at any stage and the Company does not believe it is appropriate to allocate these costs to Cost of revenues. Minor feature and enhancement initiatives do not increase the functionality or useful life of the initial development and therefore any minor improvements to the platforms or technology that is specific to a particular screening product are not considered to generate revenue, directly or indirectly. Minor improvements pursued to benefit the internal operations of the Company are also not considered to be related to providing the screening reports that generate revenue, directly or indirectly.

The Company does not believe it is appropriate to allocate these costs to Cost of revenues as they are not related to providing the screening reports that generate revenue.

			6,914	7,972	3,526
Production support and maintenance initiatives	These are the costs of maintaining the Company’s platform such as monitoring, reporting, backup, machine configuration and security reviews. Also includes administrative time including training and meetings, etc.

The Company believes that including these costs within Cost of revenue could be misleading to investors. In addition, any allocation would not be material as the combined costs for minor features and enhancements initiatives and production support and maintenance initiatives in total approximate 3%, 4% and 2% of Cost of revenues for the years ended December 31, 2019 and 2020, and the six months ended June 30, 2021, respectively.

Total - Production Systems			$21,299	$24,556	$10,862
Corporate information technology	Personnel costs supporting internal operations such as helpdesk and desktop support, information security, expenses for licensing of third-party software such as Microsoft Office 365 and Microsoft E5 as well as all internal tools used across the organization, cloud computing services to host the Company’s internal systems and other infrastructure costs.	These costs relate to internal operations and are not directly related to the delivery of the Company’s screening reports, nor are they used in client-facing activities and therefore are not allocated to Cost of revenues.	23,624	19,740	9,489

Total - Product and technology expense			$44,923	$44,296	$20,351

Rule 5-03(b)(2) of Regulation S-X requires companies to state separately the amount of costs of services applicable to revenues. The Company’s conclusions above are consistent with Rule 5-03(b)(2) of Regulation S-X and the PwC Financial Statement Presentation Guide 3.5 that states “Cost of sales are costs that are directly related to creating the products that a reporting entity sells, or providing the service that generates revenue. Costs may include direct costs... or indirect costs...Judgment is required to determine which costs should be allocated to cost of sales compared to other categories of expense.” The Company respectfully advises the Staff that Cost of revenues, exclusive of depreciation and amortization, consists primarily of variable costs with a direct correlation to the volume of screening orders. Based on the reasons noted above, the Company believes that it is in compliance with the requirements in Rule 5-03(b)(2) of Regulation S-X and SAB Topic 11B and believes that Product and technology expenses should not be allocated to Cost of revenues and are most appropriately presented as a separate line item on the Consolidated Statements of Operations and Comprehensive Income (Loss) as this provides the most useful information to its investors and insight into how management views and operates the business.

In response to the Staff’s request, the Company has proposed an updated disclosure under the “Operating Expenses—Product and Technology expense” section on page 79 of the Draft Registration Statement to provide greater transparency of the costs included within this line item. The Company has included the changes it proposes to make in a subsequent pre-effective amendment in Annex B hereto.

4.	Non-GAAP Financial Measures — Adjusted EBITDA, Adjusted Net Income, Adjusted Operating Income

Following the conversations with the Staff, the Company will be removing Adjusted Operating Income as a non-GAAP financial measure. In addition, in response to the Staff’s request, the Company respectfully advises the Staff that it reports Adjusted Net Income as a non-GAAP financial measure to remove the amortization of assets resulting from purchase accounting, and to normalize the Company’s tax rate, in order to give investors a better view of the Company’s normalized operating results, and provide a basis for the Company to calculate Adjusted Earnings Per Share. Management believes Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted Net Income are useful to investors in highlighting trends in the Company’s operating performance, while other measures can differ significantly depending on long-term strategic decisions regarding capital structure, the tax jurisdictions in which the Company operates and capital investments. Management uses Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted Net Income to supplement GAAP measures of performance in the evaluation of the effectiveness of the Company’s business strategies, to make budgeting decisions, to establish discretionary annual incentive compensation and to compare its performance against that of other peer companies using similar measures. The Company plans to revise the Draft Registration Statement to reflect the above in a subsequent pre-effective amendment.

Should you have any questions or comments, please feel free to call me at (212) 859-8468.

Sincerely,

/s/ Andrew B. Barkan
Andrew B. Barkan

cc:	Joshua Peirez (Sterling Ultimate Parent Corp.)
Peter Walker (Sterling Ultimate Parent Corp.)
Steven L. Barnett (Sterling Ultimate Parent Corp.)
Gregory P. Rodgers (Latham & Watkins LLP)